SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Tiffany & Co.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

886547108
(CUSIP Number)

Eleazer Klein, Esq. Aneliya Crawford, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886547108	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,095,740 Shares (including options to purchase 1,399,700 Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,095,740 Shares (including options to purchase 1,399,700 Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,095,740 Shares (including options to purchase 1,399,700 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 886547108	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON FRANCESCO TRAPANI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 200,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 200,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 886547108	SCHEDULE 13D	Page 4 of 8 Pages

As of the date of event which required the filing of this Statement on Schedule 13D, the Reporting Persons may have been deemed to be members of a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder for the purpose of working together to appoint Francesco Trapani (“Mr. Trapani”) to the board of directors of the Issuer (the “Board”). From and after the time of signing the Cooperation Agreement and the Trapani Cooperation Agreement (each as defined herein), the Reporting Persons are independent of each other and are no longer working together for any purpose and believe they should no longer be deemed to be a “group.” Due to the fact that as of the date hereof each of the Reporting Person’s individual beneficial ownership is less than 5% of the outstanding Shares, this filing constitutes an exit filing for each of the Reporting Persons.

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares (“Shares”) of common stock, par value $0.01 per share, of Tiffany & Co., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 727 Fifth Avenue, New York, NY 10022.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by (i) JANA Partners LLC, a Delaware limited liability company (“JANA”); and (ii) Francesco Trapani (“Mr. Trapani”) (together, the “Reporting Persons”). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein (the “Principal”).

(b) The principal business address of JANA and the Principal is 767 Fifth Avenue, 8th Floor, New York, NY 10153. The address of Mr. Trapani is 30 quai Gustave Ador, 1207 Geneva, Switzerland.

(c) The principal business of JANA and the Principal is investing for accounts under their management. The principal business of Mr. Trapani is serving as a director.

(d) Neither the Reporting Persons nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Persons nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware. The Principal is United States citizen. Mr. Trapani is an Italian citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

JANA used a total of approximately $390 million (including brokerage commissions) in the aggregate to acquire the 6,095,740 Shares (including options to purchase 1,399,700 Shares) reported herein as beneficially owned by JANA. Funds for the purchase of the Shares reported herein as beneficially owned by JANA were derived from investment funds in accounts managed by JANA. Such Shares are held by the investment funds managed by JANA and are or may be held from time to time by such investment funds in margin accounts established with JANA’s brokers or banks. Therefore, a portion of the purchase price for the Shares may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

CUSIP No. 886547108	SCHEDULE 13D	Page 5 of 8 Pages

Mr. Trapani used a total of approximately $16 million in the aggregate to acquire the 200,000 Shares reported herein as beneficially owned by Mr. Trapani. The Shares reported herein as beneficially held by Mr. Trapani were purchased solely with personal funds and none of the funds used to purchase the Shares reported herein as beneficially owned by Mr. Trapani were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION

JANA and Mr. Trapani invested in the Issuer because they believe the Shares are undervalued and represent an attractive investment opportunity. The Reporting Persons have had discussions with the Issuer regarding the Issuer’s balance sheet, potential opportunities to accelerate top line growth and expand margins, supply chain, working capital and the composition of the Board. JANA was advised in its investment by Bluebell Partners Ltd.

On February 20, 2017, JANA entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”) whereby the parties agreed, among other things, and subject to certain conditions, that (i) within ten business days after the date of the Cooperation Agreement, the Board will appoint Roger Farah, James Lillie, and Mr. Trapani (collectively, the “Designees”) to the Board and increase the size of the Board to the extent necessary to effectuate such appointments; and (ii) the Issuer will include the Designees in its slate of nominees for election as directors at the 2017 annual meeting of stockholders of the Issuer and solicit proxies in favor of such election. In addition, the Board agreed to appoint Mr. Trapani to the Nominating/Corporate Governance Committee of the Board and to any committee of the Board that is primarily responsible for overseeing the Issuer’s search for a new chief executive officer.

During the Standstill Period (as defined in the Cooperation Agreement), JANA agreed to vote in favor of the Designees and all current members of the Board as of the date of the Cooperation Agreement nominated by the Board for election at any annual meeting or special meeting of stockholders and, subject to certain exceptions set forth in the Cooperation Agreement, in accordance with the Board’s recommendations with respect to any other proposal or business that may be the subject of stockholder action at such meetings. In addition, JANA agreed to abide by certain customary standstill provisions during the Standstill Period. The foregoing summary of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is included as Exhibit C to this Schedule 13D and which is incorporated by reference herein.

Separately, on February 20, 2017, Mr. Trapani entered into a cooperation agreement with the Issuer (the “Trapani Cooperation Agreement”) containing standstill and voting provisions substantially identical to those set forth in the Cooperation Agreement. The foregoing summary of the Trapani Cooperation Agreement is qualified in its entirety by reference to the full text of the Trapani Cooperation Agreement, which is included as Exhibit D to this Schedule 13D and which is incorporated by reference herein.

Subject to the terms of the Cooperation Agreement and the Trapani Cooperation Agreement, the Reporting Persons may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer’s Shares, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Persons may seek to influence such

CUSIP No. 886547108	SCHEDULE 13D	Page 6 of 8 Pages

actions through customary means including presenting its views for consideration to the Issuer, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights including the right to propose new directors for the Issuer’s board of directors.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and/or engaging in short selling of or hedging or similar transactions with respect to the Shares, except as may be limited by the Cooperation Agreement or the Trapani Cooperation Agreement.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 124,454,956 Shares outstanding, which is the total number of Shares outstanding as of November 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2015, filed with the SEC on November 29, 2016.

As of the close of business on February 20, 2017, (i) JANA may be deemed to beneficially own 6,095,740 Shares (including options to purchase 1,399,700 Shares), constituting approximately 4.9% of the Shares outstanding; and (ii) Mr. Trapani may be deemed to beneficially own 200,000 Shares, constituting approximately 0.2% of the Shares outstanding.

As a result of the Cooperation Agreement and the Trapani Cooperation Agreement, JANA and Mr. Trapani are no longer members of a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder, and, accordingly, Shares beneficially owned by JANA, on the one hand, and Mr. Trapani, on the other hand, are no longer deemed to be beneficially owned by each other.

(b) JANA has sole voting and dispositive power over 6,095,740 Shares (including options to purchase 1,399,700 Shares), which power is exercised by the Principal. Mr. Trapani has sole voting and dispositive power over 200,000 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e) As a result of the Cooperation Agreement and the Trapani Cooperation Agreement, as of February 20, 2017, the Reporting Persons may no longer be deemed the beneficial owners (determined in accordance with Rule 13d-3 under the Exchange Act) of more than 5% of the outstanding Shares. Accordingly, this Schedule 13D constitutes an exit filing for the Reporting Persons.

CUSIP No. 886547108	SCHEDULE 13D	Page 7 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

JANA had entered into a nomination agreement (the “Nominee Agreement”) with Mr. Trapani on February 8, 2017, in the form attached as Exhibit B to this Schedule 13D, relating to Mr. Trapani’s nomination to the Board and containing standard indemnification provisions relating to his nomination by JANA and any related proxy solicitation and providing for a payment of $250,000. Mr. Trapani agreed to hold Shares with a market-value equal to $250,000 as of the date of his appointment, subject to certain exceptions until the later of when Mr. Trapani is no longer a director of the Issuer and three years). The Nominee Agreement also provides for a cash settled stock appreciation right pursuant to which, subject to certain exceptions, JANA will pay Mr. Trapani, with reference to approximately 37,500 Shares in three years and approximately 37,500 Shares in five years, the increase in value from the stock price on the date of the Nominee Agreement and the lesser of the stock price and the 30 day VWAP on such anniversary. A copy of the form of the Nominee Agreement is attached as Exhibit B and is incorporated by reference herein.

On February 20, 2017, the Issuer and JANA entered into the Cooperation Agreement, the terms of which are described in Item 4 of this Schedule 13D. A copy of such agreement is included as Exhibit C to this Schedule 13D and is incorporated by reference herein.

On February 20, 2017, the Issuer and Mr. Trapani entered into the Trapani Cooperation Agreement, the terms of which are described in Item 4 of this Schedule 13D. A copy of such agreement is included as Exhibit D to this Schedule 13D and is incorporated by reference herein.

JANA beneficially owns call options with strike prices ranging from $67.50 to $79.04 for 1,399,700 Shares. The call options have expiration dates ranging from March 17, 2017 to May 26, 2022.

Except as otherwise set forth herein and the Joint Filing Agreement attached hereto as Exhibit E, such options and as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Transactions in the Shares During the Last 60 Days
Exhibit B:	Nomination Agreement, dated February 8, 2017
Exhibit C:	Cooperation Agreement, dated February 20, 2017 incorporated by reference to Exhibit 10.37 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 21, 2017
Exhibit D:	Trapani Cooperation Agreement, dated February 20, 2017 incorporated by reference to Exhibit 10.38 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 21, 2017
Exhibit E	Joint Filing Agreement, dated February 22, 2017

CUSIP No. 886547108	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2017

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ Francesco Trapani
FRANCESCO TRAPANI